Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Nine Months Ended	Fiscal Year Ended
	September 30, 2017	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012
Ratio of earnings to fixed charges:
Income before provision for income taxes	$139,356	$418,341	$116,345	$102,041	$75,726	$83,821
Fixed charges	2,483	5,140	5,524	3,381	2,705	2,514
Noncontrolling interests in pre-tax (income) loss	—	—	1,757	2,350	607	744
Total earnings	$141,839	$423,481	$123,626	$107,772	$79,038	$87,079
Fixed charges
Interest expensed	$511	$3,261	$3,494	$594	$28	$44
Estimated of interest within rental expense	1,972	1,879	2,030	2,787	2,677	2,470
Total fixed charges	$2,483	$5,140	$5,524	$3,381	$2,705	$2,514
Ratio of earnings to fixed charges	57.12	82.39	22.38	31.88	29.22	34.64

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.